
November 21, 2022

Massimo Barone
Chief Executive Officer
SmartCard Marketing Systems Inc.
20C Trolley Square
Wilmington, DE 19806

> **Re: SmartCard Marketing Systems Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted November 16, 2022**
> **CIK No. 0000900475**

Dear Massimo Barone:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

Consolidated Financial Statements, page F-1

1. Please update your financial statements in accordance with Article 8.08 of Regulation S-X.

You may contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Evan Costaldo, Esq.